Filed by Citigroup Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Nikko Cordial Corporation

Commission File No.: 1-9924

November 15, 2007

Nikko Cordial Corporation

Q&A for Internal Purposes

[Review of the Share Exchange Agreement]

Q1:

What are the major changes between the new share exchange agreement announced on November 14, 2007 (the “New Agreement”), and the original agreement announced on October 31, 2007 (the “Original Agreement”)?

A1:	The major changes are as follows:
(1)

Under the New Agreement, the following provisions in the Original Agreement have been deleted: a). In calculating the number of Citigroup Inc. (“Citigroup”) common shares to be delivered by Citigroup Japan Holdings (“CJH”) to Nikko Cordial Corporation (“NCC”) shareholders (except CJH) by CJH in connection with the share exchange, if the average of the volume-weighted average prices per Citigroup share on the New York Stock Exchange on each of the trading days during the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 (U.S. Eastern Standard Time) (“Citigroup Average Price”) is greater than USD 58.00, then the price shall be USD 58.00, and if the Citigroup Average Price is less than USD 37.00, the price shall be USD 37.00; and b). NCC may terminate the Original Agreement in the event that the Citigroup Average Price falls below USD 26.00.

(2)

Under the New Agreement, if the Citigroup Average Price drops below USD 22.00 (if a Capital Transaction occurs, the price shall be adjusted accordingly) the New Agreement shall terminate on January 22, 2008 (Japan Standard Time), unless NCC and CJH agree otherwise and make a public announcement to that effect on or before January 21, 2008 (Japan Standard Time).

“Capital Transaction” means a stock dividend, stock split, reverse stock split or similar transaction in connection with Citigroup shares that would reasonably require an adjustment of the formula to calculate the number of shares to be exchanged.

Q2:	Why did you revise the Original Agreement?
A2:

In light of the change of the Citigroup share price during the time from the basic agreement for a share exchange was signed on October 2, 2007 (the “Basic Agreement”) to the present, we felt that revising the terms of the share exchange would better protect the interests of minority shareholders.

Q3:	When will we know whether the New Agreement will ultimately be performed or terminated?
A3:

If the average of the volume-weighted average prices per Citigroup share during the period commencing on (and including) January 15, 2008 and ending on (and including) January 17, 2008 turns out to be below USD 22.00, unless both parties otherwise agree and make a public announcement to that effect on or before January 21, 2008 (Japan Standard Time), the New Agreement will cease to be effective on January 22, 2008 (Japan Standard Time).

The New Agreement will not cease to be effective if both parties agree not to allow the New Agreement to terminate and make a public announcement to that effect on or before January 21, 2008.

Q4:

Under the Original Agreement, if the Citigroup Average Price dropped below USD 26.00, NCC had an option to terminate the Original Agreement. Under the New Agreement, can we assume that this New Agreement will be automatically terminated if the Citigroup Average Price turns out to be below USD 22.00?

A4:

If the Citigroup Average Price turns out to be below USD 22.00 (if a Capital Transaction occurs, the price shall be adjusted accordingly), unless both parties otherwise agree and make an announcement to that effect on or before January 21, 2008 (Japan Standard Time), the New Agreement will cease to be effective on January 22, 2008 (Japan Standard Time).

If NCC and Citigroup agree, the New Agreement will continue to be effective and the share exchange will be completed.

Q5:

If Citigroup Average Price drops below USD 22.00, and the New Agreement is terminated, will Citigroup (1) continue to hold 68% of NCC shares acquired through the tender offer, (2) attempt to purchase NCC shares again at some future point, or (3) release the 68% of NCC shares?

A5:	We are not in a position to answer to this question.

Q6:	Will shares of NCC be de-listed?
A6:

When the share exchange is completed and NCC becomes a wholly-owned subsidiary of CJH, NCC’s shares are expected to be de-listed in accordance with the listing regulations of the respective stock exchanges. After de-listing, NCC shares may not be traded on the respective share exchanges.

Important notice

This material is for informational purposes only and does not constitute an offer of any securities or solicitation for exercising voting rights regarding the share exchange transaction with Citigroup Japan Holdings Ltd. and its 100% parent company, Citigroup Inc., announced on October 2, 2007. In connection with that share exchange, Citigroup Inc. has filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus that is included in the registration statement because it contains important information. Shareholders are able to obtain a free copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 1 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services 140 58th Street, Suite 8G Brooklyn, NY 11220, USA.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.